Exhibit 99.8

Pentwater Issues Open Letter to Turquoise Hill Demanding Transparency and Accountability

November 02, 2021 08:00 AM Central Daylight Time

NAPLES, Fla.--(BUSINESS WIRE)--Pentwater Capital Management LP ("Pentwater"), the largest minority shareholder of Turquoise Hill Resources Ltd. ("Turquoise Hill") (TSX:TRQ) (NYSE:TRQ), has written the attached letter to the TRQ Board of Directors:

Dear Members of the Board of Directors:

You have failed to disclose the damning findings of the Independent Consulting Group (ICG) Report that TRQ itself commissioned:

•
“[Rio’s] lack of a comprehensive, overall project management and project controls team, beginning during project preparation and restart, is the fundamental reason for the project delay and cost overruns.” (ICG Peer Report, p. 17)

•
“The project began to fall behind schedule almost from the beginning. The sinking (and commissioning) of Shafts #2 & #5 was critical to completing HNL1 on schedule. Shaft #2, critical to support development and construction activities for the project, was completed 461 days behind schedule. This caused a delay in the mobilization of development crews, which is the fundamental reason that mine development is behind schedule. The project team never recovered from this delay.” (ICG Peer Report, p. 5)

•
“It is inconceivable that Senior Management both on the Project site and in the higher-level committees were not aware of these shortcomings, as reports were generated on a regular basis by the schedulers who were working in the Project Controls section and by the relevant area managers. But there was also a culture on site that did not welcome negative albeit actual, reporting.” (ICG Report p. 92)

•
“ICG does not consider ground support variances due to design changes Key Geotechnical Parameter changes. The Rio Tinto statement that these isolated poorer than expected ground conditions significantly impacted the schedule is misleading and not supported in the documents reviewed.” (ICG Report, p. 111).

•
In August 2018, Rio Tinto had its consultant, Broadleaf, conduct a range analysis of chances that the base date of 28 May 2021 for Sustainable Production “had a zero likelihood of being achieved.” (ICG Report, p. 44).

These are some of the findings from the Independent Consulting Group, the Experts1 hired by TRQ to investigate the cost overruns and schedule delays at TRQ’s underground mine. You received this 157 page Independent Report and the companion Peer Review Report (conducted by your own consultant John Barber and Rio’s former block caving expert Allan Moss) over three months ago. However, in those three months, you haven’t disclosed the report’s conclusions or explained what TRQ intends to do in response to the results of this Independent Report. Instead, all you have said is that you, “will seek a number of clarifications and supporting detailed explanations for certain of the broad conclusions [the ICG Report] contains. The company will update the market as appropriate.”

Obviously, any owner of a part of the underground mine would be very upset upon learning that Rio Tinto mismanaged the construction of the underground, misled investors by not disclosing the known and material schedule delays and cost overruns, and then lied about the cause of the cost overruns and schedule delays by fabricating a fictitious narrative about adverse ground conditions. Any owner of the mine would want transparency and accountability. Any owner of the mine would want to hold its contractor, Rio Tinto, accountable. Unfortunately for TRQ’s minority investors, they are represented by Rio’s hand-picked Board of Directors.

The Independent Report concludes that geotechnical issues did not significantly impact the mine schedule or explain over 95% of the cost overruns. Why does TRQ continue to remain silent on this issue? Why is the TRQ Board not aggressively pursuing its reckless and dishonest contractor, Rio Tinto? You said that you intended to, “update the market as appropriate.” Since you plan to come out with earnings this afternoon and have an analyst call tomorrow morning, I would suggest to you that NOW is the appropriate time to update the market about your response to the Independent Report, given your failure to do so for the past three months.

Your lack of transparency to minority shareholders is the worst I have seen in my career. Your efforts to protect Rio Tinto, your majority shareholder, to the detriment of your minority shareholders is scandalous. Your failure to allow minority shareholder representation on the TRQ board is a complete failure of corporate governance. Asking for your former CEO’s resignation because he was willing to investigate the cost overruns rather than sweep them under the rug is corrupt.

As a result of Rio’s mismanagement of the construction of the underground mine and Rio’s fabricated story about poor ground conditions, the government of Mongolia is seeking financial restitution so that it is compensated for its 34% share of the financial losses associated with the cost overruns and schedule delays. This is a logical course of action, and TRQ should also be looking to Rio Tinto for financial reparations for Rio’s mismanagement of the underground construction. Instead, if history is any guide, Rio Tinto will utilize its control over TRQ to attempt to get TRQ to compensate the government of Mongolia for harm caused by Rio Tinto, rather than Rio compensating both the Government and TRQ’s minority shareholders. Should this be your plan, I sincerely hope that your D&O liability insurance is paid in full because it is difficult to understand how minority investors won’t take decisive action in these circumstances.

You owe a duty to your shareholders to immediately:

•	Disclose the conclusions from the Independent Report and how TRQ intends to address them.

•	Disclose the portions of the Independent Report that you agree with or disagree with and your reasoning for such agreement or disagreement.

•	Disclose in detail how the cash needs for the underground mine changed so materially between July 29, 2021 and October 14, 2021.

•	Disclose whether you intend to take appropriate action to hold Rio Tinto accountable for its mismanagement of the underground construction of the mine.

•	Disclose affirmatively that any reparations made to the government of Mongolia will be paid for by the responsible party Rio Tinto rather than by TRQ.

It is never too late to do the right thing. Please begin by making honest and complete disclosures to your minority shareholders. Then start making decisions which have the effect of treating all your shareholders fairly. If you cannot fulfill these basic fiduciary obligations to your minority shareholders, I suggest that you all resign.

Pentwater continues to hope that you will change course and do the right thing.

Regards,

Matthew Halbower
Chief Executive Officer
Pentwater Capital Management

1 Five of the eight independent consultants behind the ICG’s Final Report worked directly on the Oyu Tolgoi project for Rio Tinto and TRQ.

•	Lead Consultant Chris Beaumont who has 15 years of experience at Rio Tinto, including 5 years specifically at Oyu Tolgoi.
•	Zarex Robas worked for Rio at Oyu Tolgoi for 7 years, specializing in Procurement and Contracts
•	Sim Lau was a Project Services General Manager for TRQ and seconded to OT up until 2014
•	Monica Bernard served as Commercial Manager at Oyu Tolgoi, specializing in project and construction management
•	Malcolm Brown is a mining consultant with 30+ years of experience, including working on Oyu Tolgoi

Contacts
David Zirin- Chief Operating Officer
Pentwater Capital Management
312-589-6401